FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER


               PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JULY 2006

                          VOCALTEC COMMUNICATIONS LTD.
                  (Translation of registrant's name in English)

                   60 Medinat Hayehudim Street, P.O. Box 4041
                             Herzliya 46140, Israel

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-___________________.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                         By: /s/ Joseph Albagli
                                                         ----------------------
                                                         Joseph Albagli
                                                         Chief Executive Officer

Dated:  July 13, 2006

                                  EXHIBIT LIST

Exhibit A - Proxy statement sent to the registrant's shareholders in connection with the 2006 Annual General Shareholders Meeting scheduled to be held on August 21, 2006.

Exhibit B - Proxy card sent to the registrant's shareholders in connection with the 2006 Annual General Shareholders Meeting scheduled to be held on August 21, 2006.

                                    EXHIBIT A

                          VOCALTEC COMMUNICATIONS LTD.
                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

     Notice is hereby given that an Annual General Meeting of Shareholders of VocalTec Communications Ltd. (the "COMPANY") will be held at the Company's offices, located at 60 Medinat Ha Yehudim Street, Herzliya Pituach 46140, Israel on Monday, August 21, 2006 at 5:00 p.m. Israel time.

     The agenda for the meeting is as follows:

     1. Appointment of Mr. Lior Bregman as a director of the Company and of Mr. Yoseph Dauber as an external director of the Company.

     2. Subject to the appointment of Messrs. Lior Bregman and Yoseph Dauber as directors, the grant to each of them of options to purchase 15,385 ordinary shares of the Company.

     3. Re-classification of the members of the Company's board of directors (the "BOARD") into three separate classes.

     4. Approval of an amendment to the exercise price of options previously granted by the Company to its directors (other than to the Company's Chief Executive Officer, who is also a member of the Board), in order to correct a mistake in the mechanism previously approved by the Company's shareholders, board of directors and the audit committee of the board of directors with respect to the exercise price of certain options granted to such directors.

     5. Adoption of an amended and restated Memorandum of Association.

     6. Approval of an annual increase of the number of ordinary shares underlying the Company's 2003 Amended Master Stock Option Plan by 180,000 ordinary shares per year.

     7. Approval of the extension of the period during which the Company's Chief Executive Officer, who is also a member of the Board, may exercise certain options granted to him to purchase ordinary shares of the Company, from three
(3) months after termination of his employment to twelve (12) months after such termination of employment.

     8. Approval of the terms of remuneration of non-executive directors of the Company.

     9. Appointment of Kost Forer Gabbay & Kasierer as the Company's auditors for 2006 and authorization of the Board, subject to the approval by the Board's audit committee, to fix the remuneration of the accountants.

     10. Transaction of such other business as may properly come before the meeting or any adjournment thereof.

     These proposals are described more fully in the attached Proxy Statement, which we urge you to read in its entirety.

     Only shareholders of record at the close of business on July 11, 2006 will be entitled to notice of and to vote at the meeting. Whether or not you intend to attend the meeting in person, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to us in the enclosed, postage-paid envelope. If you attend the meeting, you may vote in person, whether or not you have already executed and returned your proxy card. You may revoke your proxy card not later than 24 hours prior to the scheduled time of the meeting. If you revoke your proxy, you may only vote by attending the meeting in person. Please review the Proxy Statement accompanying this notice for more complete information regarding the meeting and the matters proposed for your consideration at the meeting. If you have any questions, please feel free to call Mr. Joseph Albagli, the Company's Chief Executive Officer, at +011-972-9-970-3888.

     YOUR VOTE IS VERY IMPORTANT. THE AFFIRMATIVE VOTE OF THE HOLDERS OF A SIMPLE MAJORITY OF THE SHARES PRESENT AND VOTED AT THE MEETING IN PERSON OR BY PROXY IS REQUIRED TO APPROVE ALL OF THE MATTERS ON WHICH YOU ARE BEING ASKED TO VOTE, EXCEPT (I) THE APPOINTMENT OF AN EXTERNAL DIRECTOR, WHICH REQUIRES, IN ADDITION TO A SIMPLE MAJORITY OF THE SHARES PRESENT AND VOTED AT THE MEETING IN PERSON OR BY PROXY, THAT EITHER (A) AT LEAST 1/3 OF THE SHARES PRESENT AND VOTED AT THE MEETING AND HELD BY SHAREHOLDERS THAT ARE NOT CONTROL PERSONS OR REPRESENTATIVES OF CONTROL PERSONS OF THE COMPANY BE VOTED FOR SUCH APPOINTMENT (ABSTENTIONS WILL BE DISREGARDED) OR (B) THE SHARES PRESENT AND VOTED AT THE MEETING AGAINST SUCH APPOINTMENT REPRESENT LESS THAN 1% OF THE TOTAL VOTING POWER IN THE COMPANY; AND (II) THE ADOPTION OF AN AMENDED MEMORANDUM OF ASSOCIATION, WHICH REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF AT LEAST 75% OF THE SHARES PRESENT AND VOTED AT THE MEETING IN PERSON OR BY PROXY. A "CONTROL PERSON" IS ANY PERSON THAT HAS THE ABILITY TO DIRECT THE COMPANY'S ACTIONS (OTHER THAN BY MEANS OF BEING A DIRECTOR OR OFFICE HOLDER OF THE COMPANY), INCLUDING ANY SHAREHOLDER HOLDING 25% OR MORE OF THE VOTING RIGHTS IF NO OTHER SHAREHOLDER OWNS MORE THAN 50% OF THE VOTING RIGHTS IN THE COMPANY. THE BOARD RECOMMENDS THAT YOU VOTE "FOR" ALL PROPOSALS SUBMITTED TO SHAREHOLDERS VOTE.

By Order of the Board of Directors,

VOCALTEC COMMUNICATIONS LTD.
Ilan Rosen - Chairman of the Board of Directors
July 13, 2006

                          VOCALTEC COMMUNICATIONS LTD.

                          60 Medinat Ha Yehudim Street
                             Herzliya 46140, Israel

                              --------------------

                                 PROXY STATEMENT

                              --------------------

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

     This Proxy Statement is furnished to the holders of ordinary shares, par value New Israeli Shekel ("NIS") 0.13 per share, of VocalTec Communications Ltd., a company organized under the laws of the State of Israel (the "COMPANY"), in connection with the solicitation by the Company's board of directors (the "BOARD") of proxies for use at the Company's Annual General Meeting of Shareholders (the "MEETING") to be held on Monday, August 21, 2006 at 5:00 p.m. Israel time at the Company's offices at 60 Medinat Ha Yehudim Street, Herzliya Pituach 46140, Israel or at any adjournment thereof.


     At the Meeting, you will be requested to approve the following matters:

     o Appointment of Mr. Lior Bregman as a director of the Company and of Mr. Yoseph Dauber as an external director of the Company.

     o The grant of options to purchase 15,385 ordinary shares of the Company to each of Mr. Lior Bergman and Mr. Yoseph Dauber, subject to their appointment as directors of the Company.

     o Reclassification of the members of the Board into three separate classes.

     o Approval of an amendment to the exercise price of options previously granted by the Company to its directors (other than to the Company's Chief Executive Officer, who is also a member of the Board), in order to correct a mistake in the mechanism previously approved by the Company's shareholders, board of directors and the audit committee of the board of directors with respect to the exercise price of certain options granted to such directors.

     o    Adoption of an amended and restated Memorandum of Association.

     o Approval of an annual increase in the number of ordinary shares underlying the Company's 2003 Amended Master Stock Option Plan by 180,000 ordinary shares each year.

     o Approval of the extension of the period during which the Company's Chief Executive Officer, who is also a member of the Board, may exercise certain options granted to him to purchase ordinary shares of the Company, from three (3) months after termination of his employment to twelve (12) months after such termination of employment.

     o Approval of the terms of remuneration of the Company's non-executive directors.

     o Appointment of Kost Forer Gabbay & Kasierer as the Company's auditors for 2006 and authorization of the Board, subject to the approval by the Board's audit committee, to fix the remuneration of the accountants.

     YOUR VOTE IS VERY IMPORTANT. THE AFFIRMATIVE VOTE OF THE HOLDERS OF A SIMPLE MAJORITY OF THE SHARES PRESENT AND VOTED AT THE MEETING IN PERSON OR BY PROXY IS REQUIRED TO APPROVE ALL OF THE MATTERS ON WHICH YOU ARE BEING ASKED TO VOTE, EXCEPT (I) THE APPOINTMENT OF AN EXTERNAL DIRECTOR, WHICH REQUIRES, IN ADDITION TO A SIMPLE MAJORITY OF THE SHARES PRESENT AND VOTED AT THE MEETING IN PERSON OR BY PROXY, THAT EITHER (A) AT LEAST 1/3 OF THE SHARES PRESENT AND VOTED AT THE MEETING AND HELD BY SHAREHOLDERS THAT ARE NOT CONTROL PERSONS OR REPRESENTATIVES OF CONTROL PERSONS OF THE COMPANY BE VOTED FOR SUCH APPOINTMENT (ABSTENTIONS WILL BE DISREGARDED) OR (B) THE SHARES PRESENT AND VOTED AT THE MEETING AGAINST SUCH APPOINTMENT REPRESENT LESS THAN 1% OF THE TOTAL VOTING POWER IN THE COMPANY; AND (II) THE ADOPTION OF AN AMENDED MEMORANDUM OF ASSOCIATION, WHICH REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF AT LEAST 75% OF THE SHARES PRESENT AND VOTED AT THE MEETING IN PERSON OR BY PROXY. A "CONTROL PERSON" IS ANY PERSON THAT HAS THE ABILITY TO DIRECT THE COMPANY'S ACTIONS (OTHER THAN BY MEANS OF BEING A DIRECTOR OR OFFICE HOLDER OF THE COMPANY), INCLUDING ANY SHAREHOLDER HOLDING 25% OR MORE OF THE VOTING RIGHTS IF NO OTHER SHAREHOLDER OWNS MORE THAN 50% OF THE VOTING RIGHTS IN THE COMPANY. THE BOARD RECOMMENDS THAT YOU VOTE "FOR" ALL PROPOSALS SUBMITTED TO SHAREHOLDERS VOTE.

     Proxies for use at the Meeting are being solicited by the Board. A form of proxy card for use at the Meeting is attached. The completed proxy card should be mailed to the Company in the pre-addressed envelope provided and should be received by the Company not less than two (2) hours before the time fixed for Meeting. Upon the receipt of a properly executed proxy card in the form enclosed herewith, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the directions of the shareholder executing such proxy. In the absence of such instructions, the persons named as proxies intend to vote the ordinary shares covered by the proxy cards IN FAVOR of all of the proposed matters to be presented at the Meeting. Shareholders may revoke the authority granted by their execution of proxies at any time until 24 hours before the Meeting by presenting to the Company at its registered office proof of such shareholder's identity as appears on the proxy and withdrawing the proxy, in which case the revoking shareholder may only vote his shares by attending the Meeting in person and voting at the Meeting. Any shareholder that holds, as of the record date set for determining the shareholders entitled to notice of and to vote at the Meeting, either (i) 5% or more of the total voting rights in the Company or (ii) 5% or more of the total voting rights in the Company held by all shareholders that are not control persons, may, directly or through a representative after the Meeting is held, review, at the Company's registered office, all proxies received by the Company with respect to the Meeting.

     Only shareholders of record at the close of business on July 11, 2006 will be entitled to notice of and to vote at the Meeting. Proxies are being mailed to shareholders on or about July 13, 2006 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their respective principals. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

     Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting.

     On June 30, 2006 the Company had outstanding 5,623,671 ordinary shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders, present in person or by proxy and holding shares conferring in the aggregate more than thirty three and a third percent (33.33%) of the voting power of the Company, will constitute a quorum at the Meeting. If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to the same day in the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine. At such adjourned Meeting, any two shareholders, present in person or by proxy, will constitute a quorum.

     This Proxy Statement provides you with detailed information about the matters on which you are requested to vote your shares. In addition, you may obtain information about the Company from documents filed with the United States Securities and Exchange Commission ("SEC"). We encourage you to read the entire Proxy Statement carefully.



By Order of the Board of Directors,

VOCALTEC COMMUNICATIONS LTD.

Ilan Rosen
Chairman of the Board of Directors
July 13, 2006

                       BENEFICIAL OWNERSHIP OF SECURITIES
                   BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of June 30, 2006, concerning (i) the only persons or entities known to the Company to own beneficially more than 5% of the Company's outstanding ordinary shares, and (ii) the number of ordinary shares beneficially owned by all directors and officers as a group. The percentages below are based on 5,623,671 ordinary shares outstanding as of June 30, 2006:

                                                          ORDINARY SHARES BENEFICIALLY OWNED
                                                               ---------------------
NAME AND ADDRESS                                                NUMBER        PERCENT
                                                               ---------       -----
Cisco Systems International BV (1)                             1,673,549       29.76%
HarbourVest International Private Equity Partners III -
Direct Fund L.P. (1) (2)                                       1,130,444       20.10%
Various entities affiliated with LibertyView Capital (3)         603,051       10.72%
Officers and directors as a group
(7 persons) (4)                                                  136,898        2.42%

(1) These shareholders are parties to a shareholders agreement dated December 7, 2005, to which certain other shareholders of the Company are parties. The parties to such agreement have agreed to vote their Company shares in favor of the appointment of certain persons as directors of the Company. As a result, the shareholders that are parties to such agreement may be deemed to constitute a "group" pursuant to Rule 13d-5 of the Securities Exchange Act of 1934, as amended. Each of these shareholders disclaims any beneficial ownership of the Company shares held by the other shareholder party to such agreement.

(2) Excludes 88,000 ordinary shares underlying outstanding warrants that are not exercisable either currently or within 60 days of the date stated above.

(3) Excludes 240,000 ordinary shares underlying outstanding warrants that are not exercisable either currently or within 60 days of the date stated above.

(4) Includes (i) 35,479 ordinary shares for which options granted to officers and directors of the Company are exercisable within 60 days of the date stated above and (ii) 17,738 ordinary shares held by LaCresta International Trading Inc. (in which Dr. Elon Ganor, one of our directors, holds 50%), which shares may be deemed to be beneficially owned by Dr. Ganor. Excludes 237,393 ordinary shares for which options granted to officers and directors of the Company are outstanding but are not exercisable either currently or within 60 days of the date stated above.

                                MARKET PRICE DATA

     Our ordinary shares were initially quoted on the Nasdaq National Stock Market on February 7, 1996. In December 2002, our ordinary shares began being quoted on the Nasdaq Capital Market (formerly Nasdaq SmallCap), in July 2003 our ordinary shares were transferred back to the Nasdaq National Market and since April 2005 our ordinary shares have been quoted on the Nasdaq Capital Market under the symbol "VOCL".

     This following table shows, for the periods indicated, the high and low closing sale prices of our ordinary shares as reported on the Nasdaq National Market or Nasdaq Capital Market, as the case may be. The prices below for the fourth quarter of 2005 and the months of January through June 2006 reflect the 1-for-13 reverse split we effected on November 25, 2005:

                                           HIGH ($)                    LOW ($)
                                           --------                    -------
      2004
      First quarter                         6.90                         3.19
      Second quarter                        4.20                         1.90
      Third quarter                         2.27                         1.07
      Fourth quarter                        1.77                         1.06

      2005
      First Quarter                         1.90                         1.06
      Second Quarter                        1.33                         0.64
      Third Quarter                         0.95                         0.50
      Fourth Quarter(1)                    14.75                         3.11

      MOST RECENT SIX MONTHS
      January 2006(1)                      11.00                         8.00
      February 2006(1)                      9.08                         6.61
      March 2006(1)                         10.4                         7.01
      April 2006(1)                         8.72                         7.54
      May 2006(1)                           8.25                         5.70
      June 2006(1)                          5.60                         4.05

(1)  Prices reflect the 1-for-13 reverse split we effected on November 25, 2005.

     The closing price of our ordinary shares, as reported on the Nasdaq Capital Market on July 11, 2006, the last full trading day before printing of this Proxy Statement, was $4.34.

                         ITEM 1 - ELECTION OF DIRECTORS

     Article 38 of the Company's amended and restated articles of association provides that the number of directors shall be not less than 2 and not more than
14. The Board is classified into three classes of directors (excluding the external directors), and the members of each class serve for a term of three years (and may thereafter be appointed for additional terms). In addition, external directors appointed pursuant to the Israeli Companies Law, 1999 (the "COMPANIES LAW") serve for a term of three years (and may be appointed for an additional three-year term).

     Dr. Elon Ganor, who is currently the only member of the class of directors whose term ends at the Meeting, has informed the Company that he does not intend to continue to serve as a director of the Company. In addition, the term of Yoav Chelouche as an external director ended in May 2006 (and he may not be appointed for another term). Under the Companies Law, each publicly-held company must have at least two external directors who meet the requirements and qualifications prescribed by the Companies Law.

     The Board recommends that at the Meeting Mr. Lior Bergman be appointed as a director and Mr. Dauber be appointed as an external director, as required under the Companies Law. Following is certain information about the nominees:

     LIOR BREGMAN served from 1988 to 2001 as a Managing Director with CIBC/Oppenheimer. Mr. Bregman was involved in the development of CIBC/Oppenheimer's high technology effort, with responsibility for its telecommunication equipment research effort in general, and the wireless communication area in particular, as well as its research on defense and Israeli companies. Until 2001, Mr. Bregman was also a partner in Genesis I, an Israeli-based venture capital fund, and also served on the investment committee of Genesis II. Prior to joining CIBC/Oppenheimer, Mr. Bregman served as a research analyst at Hambrecht & Quist. Mr. Bregman is currently a director of ViryaNet Ltd. Mr. Bregman holds a BA from the Hebrew University of Jerusalem and an MBA from Stanford University.

     YOSEPH DAUBER has served as a director of NICE Systems Ltd. since April 2002. Mr. Dauber has served in various senior positions at Bank Hapoalim since 1973. Until June 2002, he was Deputy Chairman of the Board of Management and joint Managing Director of Bank Hapoalim and was responsible for the commercial division of the bank. Between 1994 and 1996 and until June 2002, Mr. Dauber served as Chairman of Poalim American Express and of the Isracard Group. From 2002 to 2003, he served as Chairman of the Israel Maritime Bank Ltd. He currently serves as a director of Bank Hapoalim. He also serves as a director of Clal Insurance Holding Ltd., Vita Pri Galil Ltd., Lodzia Rotex Ltd., Afcon Industries Ltd. and Orbit Alchut Technologies Ltd. Mr. Dauber holds a Bachelor's degree in Economics and Statistics from the Hebrew University in Jerusalem and a Masters degree in Law from Bar Ilan University.

     It is proposed that the following resolution be adopted at the Meeting:

          "RESOLVED, TO APPROVE THE APPOINTMENT OF MR. LIOR BREGMAN AS A DIRECTOR AND THE APPOINTMENT OF MR. YOSEPH DAUBER AS AN EXTERNAL DIRECTOR, UNTIL THEIR SUCCESSORS ARE DULY ELECTED AND QUALIFIED IN ACCORDANCE WITH THE ISRAELI COMPANIES LAW AND THE AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF THE COMPANY."

     The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to appoint Mr. Lior Bregman as a director.

     The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to appoint Mr. Yoseph Dauber as an external director; provided that, in addition to the simple majority of the shares present and voted at the Meeting in person or by proxy, either (i) at least 1/3 of the shares present and voted at the meeting and held by shareholders that are not control persons or representatives of control persons of the Company be voted for such appointment (abstentions will be disregarded) or (b) the shares present and voted at the Meeting against such appointment represent less than 1% of the total voting power in the company. A "control person" is any person that has the ability to direct the Company's actions (other than by means of being a director or office holder of the Company), including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the Company.

     Should either Mr. Bergman or Mr. Dauber become unavailable for election to the Board at the Meeting, the persons appointed as proxies will have discretionary authority to vote the proxy for a substitute (provided that any substitute for Mr. Dauber meets the requirements and qualifications under the Companies Law relating to the appointment of an external director). The Board knows of no current circumstances that would render either Mr. Bergman or Mr. Dauber unable to accept nomination or appointment. Each of Messrs. Bregman and Dauber has agreed to serve on the Board, and the Board has determined that Mr. Dauber meets all of the requirements and qualifications applicable to external directors under the Companies Law.

      THE BOARD RECOMMENDS A VOTE "FOR" THE FOREGOING PROPOSED RESOLUTION.

      ITEM 2 - APPROVAL OF THE GRANT OF OPTIONS TO EACH OF LIOR BREGMAN AND
                                 YOSEPH DAUBER

     Subject to the appointment of Messrs. Lior Bregman and Yoseph Dauber by the Company's shareholders as directors (as set forth in Item 1 above), the Company's shareholders will be requested at the Meeting to approve the grant to each of Messrs. Bregman and Dauber of options to purchase 15,385 ordinary shares of the Company.

     All of the foregoing options will (i) be granted following approval by the Company's shareholders, (ii), except as set forth in clause (iv) below, become exercisable with respect to 1/16th of the underlying ordinary shares at the end of each three-month period following the date of grant thereof during which the person receiving such grant shall have served as a director of the Company,
(iii) have an exercise price per share equal to the higher of (A) $5.93 and (B) the average closing price of the Company's shares over the 30-day period prior to the date of approval of the options by the Company's shareholders, (iv) be subject to full acceleration in the event that such person is required to cease from being a director of the Company in connection with a change of control of the Company and (v) be exercisable for a period of twelve months following such time as the person receiving such grant ceases from being a director of the Company; and will otherwise be subject to the terms of the Company's 2003 Master Stock Option Plan.

     It is proposed that the following resolution be adopted at the Meeting:

          "RESOLVED, THAT UPON AND SUBJECT TO THE APPOINTMENT OF MESSRS. LIOR BREGMAN AND YOSEPH DAUBER BY THE COMPANY'S SHAREHOLDERS AS MEMBERS OF THE COMPANY'S BOARD OF DIRECTORS, THE GRANT TO EACH OF THEM OF OPTIONS TO PURCHASE 15,385 ORDINARY SHARES OF THE COMPANY, ON TERMS THAT WERE PRESENTED TO THE SHAREHOLDERS, IS HEREBY APPROVED AND AUTHORIZED."

The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

      THE BOARD RECOMMENDS A VOTE "FOR" THE FOREGOING PROPOSED RESOLUTION.

                     ITEM 3 - RE-CLASSIFICATION OF THE BOARD

     The Board is classified into three classes of directors (excluding the external directors), and the members of each class serve for a term of three years (and may thereafter be appointed for additional terms). Dr. Elon Ganor's term will end at the Meeting; the term of Messrs. Ilan Rosen and Joseph Atsmon is currently scheduled to end at the annual shareholders meeting to be held in 2007; and the term of Messrs. Joseph Albagli and Robert Wadsworth is currently scheduled to end at the annual shareholders meeting to be held in 2008.

     The Board recommends that the Board be re-classified as follows:

          (i) Mr. Lior Bregman (if appointed by the Company's shareholders at the Meeting) will serve on the Board until the annual shareholders meeting in 2007 (at which time he may be nominated for an additional term);

          (ii) Messrs. Ilan Rosen and Joseph Atsmon will serve on the Board until the annual shareholders meeting in 2008 (at which time they may be nominated for an additional term); and

          (iii) Messrs. Joseph Albagli and Robert Wadsworth will serve on the Board until the annual shareholders meeting in 2009 (at which time they may be nominated for an additional term).

     It is proposed that the following resolution be adopted at the Meeting (subject to the appointment of Mr. Lior Bregman as a director in accordance with proposed Item 1):

          "RESOLVED, THAT THE COMPANY'S BOARD OF DIRECTORS BE RE-CLASSIFIED INTO THREE CLASSES AS FOLLOWS:

               (I) MR. LIOR BREGMAN WILL SERVE ON THE BOARD OF DIRECTORS UNTIL THE ANNUAL SHAREHOLDERS MEETING IN 2007 (AT WHICH TIME HE MAY BE NOMINATED FOR AN ADDITIONAL TERM);

               (II) MESSRS. ILAN ROSEN AND JOSEPH ATSMON WILL SERVE ON THE BOARD OF DIRECTORS UNTIL THE ANNUAL SHAREHOLDERS MEETING IN 2008 (AT WHICH TIME THEY MAY BE NOMINATED FOR AN ADDITIONAL TERM); AND

               (III) MESSRS. JOSEPH ALBAGLI AND ROBERT WADSWORTH WILL SERVE ON THE BOARD OF DIRECTORS UNTIL THE ANNUAL SHAREHOLDERS MEETING IN 2009 (AT WHICH TIME THEY MAY BE NOMINATED FOR AN ADDITIONAL TERM)."

     The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

      THE BOARD RECOMMENDS A VOTE "FOR" THE FOREGOING PROPOSED RESOLUTION.

       ITEM 4 - APPROVAL OF AN AMENDMENT TO THE EXERCISE PRICE OF OPTIONS
                        PREVIOUSLY GRANTED TO DIRECTORS

     At the Meeting, the Company's shareholders will be requested to approve an amendment to the exercise price of options previously granted to each of Ilan Rosen, Dr. Elon Ganor, Robert Wadsworth, Joseph Atsmon and Michal Even Chen, all members of the Board, as well as Yoav Chelouche, until recently an external director of the Company.

     On November 24, 2005, the Company's shareholders approved the share sale and purchase agreement dated as of October 27, 2005 (the "BUSINESS COMBINATION") by and among the Company, Tdsoft Ltd. ("TDSOFT") and the shareholders of Tdsoft. In connection with the approval of the Business Combination, the Company's shareholders approved, among other matters, the grant by the Company to the foregoing directors of the following options to purchase ordinary shares of the Company (the following amounts reflect the 1-for-13 reverse stock split effected by the Company on November 25, 2005):

     o to each of Ilan Rosen, Dr. Elon Ganor, Robert Wadsworth and Joseph Atsmon, options to purchase 15,385 ordinary shares;

     o    to Michal Even-Chen, options to purchase 12,308 ordinary shares; and

     o to Yoav Chelouche (until recently an external director of the Company), options to purchase 10,769 ordinary shares.

     At their meeting on November 24, 2005, the shareholders of the Company approved the terms of the foregoing options, including that the exercise price thereof would be calculated in accordance with the terms of the Company's 2003 Amended Master Stock Option Plan. The Company's 2003 Amended Master Stock Option Plan provides that the exercise price of options granted under such plan (for as long as the Company's shares are listed on a national securities exchange) shall be the closing sale price of the shares on such national securities exchange on the last date prior to the date of grant of the options. The approved terms of the foregoing options also provided that the options would be granted to the foregoing directors on the 30th day following November 24, 2005, the date on which the Business Combination was consummated.

     At their meeting on November 24, 2005, the Company's shareholders approved a grant of options to Mr. Joseph Albagli, the Company's Chief Executive Officer and a member of the Board, the exercise price of which options would be the average trading price of the Company's shares over the 30-day period following the date of consummation of the Business Combination.

     Following approval by the Company's shareholders of the foregoing option grants, the Company realized that the mechanism for determining the exercise price of the options granted to the directors (other than Mr. Albagli), which was approved by the Board, audit committee and shareholders, did not reflect correctly the intent of the Company, which was that the options granted to all of the Company's directors in connection with the consummation of the Business Combination would have the same exercise price and that such exercise price would be the average trading price of the Company's shares over the 30-day period following the date of consummation of the Business Combination (and not the closing sale price of the shares on the 30th day following November 24,
2005). . This mistake has resulted in a discrepancy between the exercise price of the options granted to Mr. Albagli, the Company's Chief Executive Officer and a member of the Board, and the exercise price of the options granted to the other directors of the Company.

     It is therefore proposed that at the Meeting the Company's shareholders adopt the following resolution:

          "RESOLVED, THAT, IN ORDER TO CORRECT A MISTAKE IN THE MECHANISM PREVIOUSLY APPROVED BY THE COMPANY'S SHAREHOLDERS, BOARD OF DIRECTORS AND THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS WITH RESPECT TO THE EXERCISE PRICE OF CERTAIN OPTIONS GRANTED TO EACH OF ILAN ROSEN, ROBERT WADSWORTH, JOSEPH ATSMON AND MICHAL EVEN CHEN, MEMBERS OF THE COMPANY'S BOARD OF DIRECTORS, AND DR. ELON GANOR AND YOAV CHELOUCHE, UNTIL RECENTLY DIRECTORS OF THE COMPANY, AS APPROVED BY THE COMPANY'S SHAREHOLDERS ON NOVEMBER 24, 2005, THE SHAREHOLDERS HEREBY RESOLVE TO AMEND THE EXERCISE PRICE OF SUCH OPTIONS TO THE AVERAGE TRADING PRICE OF THE COMPANY'S SHARES OVER THE 30-DAY PERIOD FOLLOWING THE DATE OF SUCH APPROVAL."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution. The audit committee of the Board and the Board have each approved the foregoing proposed resolution.

      THE BOARD RECOMMENDS A VOTE "FOR" THE FOREGOING PROPOSED RESOLUTION.

          ITEM 5 - APPROVAL OF THE ADOPTION OF AN AMENDED AND RESTATED
                            MEMORANDUM OF ASSOCIATION

     The Company's memorandum of association was adopted on March 9, 1989, and provides that the purposes of the Company are to (i) market, import, purchase computers and software for computers and other related items, (ii) export, market and sell software for computers and related items and (iii) plan and manufacture software for computers. In light of the fact that the Company has engaged during recent years in various fields within the telecommunications industry and in light of the constant changes in such industry, it is proposed that the Company's memorandum of association be amended and restated to provide the Company with more flexibility in engaging in other related business activities. A draft of the proposed amended and restated memorandum of association is attached to this Proxy Statement as ANNEX A.

     It is proposed that the following resolution be adopted at the Meeting:

          "RESOLVED, THAT THE SHAREHOLDERS APPROVE AND ADOPT THE COMPANY'S AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION, A COPY OF WHICH HAS BEEN PROVIDED TO THE SHAREHOLDERS PRIOR TO THE MEETING."

     The affirmative vote of the holders of not less than seventy-five percent (75%) of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

      THE BOARD RECOMMENDS A VOTE "FOR" THE FOREGOING PROPOSED RESOLUTION.

      ITEM 6 - ANNUAL INCREASE OF THE NUMBER OF ORDINARY SHARES UNDERLYING THE COMPANY'S 2003 AMENDED MASTER STOCK OPTION PLAN

     The Company's shareholders will be requested at the Meeting to approve an annual increase in the number of ordinary shares underlying the Company's 2003 Amended Master Stock Option Plan by 180,000 ordinary shares per year, subject to stock splits, recapitalizations and other similar events (which increase will become effective immediately following the annual general meeting of shareholders held in each year, commencing with the Meeting), to enable future grants of options under the Company's 2003 Amended Master Stock Option Plan. The foregoing amount represents approximately 2.5% of the Company's current issued and outstanding share capital, on a fully diluted basis, which the Company believes is customary among companies of similar size, scope and complexity to the Company, which are engaged in businesses similar to that of the Company. The Company also believes that such annual increases will enable the Company's Board of Directors to implement long-term planning of option grants on a regular basis.

     It is proposed that the following resolution be adopted at the Meeting:

          "RESOLVED, THAT THE NUMBER OF ORDINARY SHARES OF THE COMPANY UNDERLYING THE COMPANY'S 2003 AMENDED MASTER STOCK OPTION PLAN BE INCREASED ANNUALLY BY 180,000 ORDINARY SHARES, SUBJECT TO STOCK SPLITS, RECAPITALIZATIONS AND OTHER SIMILAR EVENTS (WHICH INCREASE WILL BECOME EFFECTIVE IMMEDIATELY FOLLOWING THE ANNUAL GENERAL MEETING OF SHAREHOLDERS HELD IN EACH YEAR, COMMENCING WITH THIS MEETING)."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

      THE BOARD RECOMMENDS A VOTE "FOR" THE FOREGOING PROPOSED RESOLUTION.

        ITEM 7 - APPROVAL OF THE EXTENSION OF THE PERIOD DURING WHICH THE COMPANY'S CHIEF EXECUTIVE OFFICER AND A MEMBER OF THE BOARD MAY
                                EXERCISE OPTIONS

     On November 24, 2005, the Company's shareholders approved the terms of an employment agreement between the Company and Mr. Joseph Albagli, the Company's Chief Executive Officer and a member of the Board, which provides, among other things, for the grant to Mr. Albagli of options to purchase 136,796 ordinary shares of the Company (which number reflects the 1-for-13 reverse split of the Company's ordinary shares, effected on November 25, 2005). The foregoing options were granted under the Company's 2003 Amended Master Stock Option Plan, which provides that an option holder whose employment with the Company is terminated, may exercise the vested portion of any options held by such employee during a period of three (3) months after termination of employment.

     The Company's shareholders will be requested at the Meeting to approve an extension of the period during which Mr. Albagli may exercise the foregoing options from three (3) months after termination of his employment to twelve (12) months after such termination of employment.

     It is proposed that the following resolution be adopted at the Meeting:

          "RESOLVED, TO APPROVE THE EXTENSION OF THE PERIOD DURING WHICH THE COMPANY'S CHIEF EXECUTIVE OFFICER, WHO IS ALSO A MEMBER OF THE COMPANY'S BOARD OF DIRECTORS, MAY EXERCISE OPTIONS GRANTED TO HIM TO PURCHASE ORDINARY SHARES OF THE COMPANY FROM THREE (3) MONTHS AFTER TERMINATION OF HIS EMPLOYMENT WITH THE COMPANY TO TWELVE (12) MONTHS AFTER TERMINATION OF HIS EMPLOYMENT WITH THE COMPANY."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution. The audit committee of the Board and the Board have each approved the foregoing proposed resolution.

      THE BOARD RECOMMENDS A VOTE "FOR" THE FOREGOING PROPOSED RESOLUTION.

           ITEM 8 - APPROVAL OF THE TERMS OF REMUNERATION OF THE NON-
                       EXECUTIVE DIRECTORS OF THE COMPANY

     The Company's shareholders will be requested at the Meeting to approve the terms of remuneration of the Company's non-executive directors, commencing on November 24, 2005, the date of consummation of the Business Combination.

     The following is a table that summarizing the proposed terms of remuneration (payments are for each quarter and are in NIS, and if paid in US dollars, the payment will be made according to the known exchange rate published by the Bank of Israel when payment is made):

                                 AUDIT   COMPENSATION
                     BOARD     COMMITTEE   COMMITTEE     OTHER
                     -----     ---------   ---------     -----
FIX                  8,500       5,500        5500           0
MEETING (1)          3,000       3,000       3,000       3,000
CONFERENCE (2)       1,800       1,800       1,800       1,800
WRITING (3)          1,500       1,500       1,500       1,500

(1) "MEETING" means a meeting which the non-executive director attends in person.

(2) "CONFERENCE" means a meeting which the non-executive director attends by phone.

(3) "WRITING" means a written resolution of the Board signed by the non-executive director.

          o Each of the non-executive directors shall be entitled to quarterly fixed payments for his or her services as a member of the Board and, if applicable, to additional quarterly fixed payments for his or her services as a member of each committee of the Board. In addition to the fixed payments, the non-executive director shall be entitled to receive certain payments for his or her participation at each meeting of the Board (or a committee of the Board), according to the method of participation (Meeting, Conference or Written, as defined above).

          o Without derogating from the above, Mr. Ilan Rosen's remuneration for participating in meetings of the Board or any committee thereof shall be NIS 1,800 (approximately $400). In addition, Mr. Ilan Rosen shall not be entitled to any remuneration for participating in meetings of any committee of the Board of which he is not a member.

     It is proposed that the following resolution be adopted at the Meeting:

          "RESOLVED, THAT THE TERMS OF REMUNERATION OF THE COMPANY'S NON-EXECUTIVE DIRECTORS, AS PRESENTED TO THE COMPANY'S SHAREHOLDERS, ARE HEREBY APPROVED AND AUTHORIZED, AND THAT SUCH TERMS OF REMUNERATION WILL BE EFFECTIVE RETROACTIVELY COMMENCING ON NOVEMBER 24, 2005, THE DATE OF CONSUMMATION OF THE BUSINESS COMBINATION BY AND AMONG THE COMPANY, TDSOFT LTD. AND THE SHAREHOLDERS OF TDSOFT LTD."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution. The audit committee of the Board and the Board have each approved the foregoing proposed resolution.

      THE BOARD RECOMMENDS A VOTE "FOR" THE FOREGOING PROPOSED RESOLUTION.

      ITEM 9 - ELECTION OF AUDITORS AND DETERMINATION OF THEIR REMUNERATION

     The shareholders shall be requested at the Meeting to appoint the accounting firm of Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global, as the independent public accountants of the Company for the year ending December 31, 2006 and to authorize the Board, subject to the approval by the Board's audit committee, to fix the remuneration of the accountants. Kost Forer Gabbay & Kasierer have audited the Company's books and accounts for the year ended December 31, 2005.

     It is proposed that the following resolution be adopted at the Meeting:

          "RESOLVED, THAT THE APPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER FIRM OF ERNST & YOUNG GLOBAL, AS THE COMPANY'S INDEPENDENT PUBLIC ACCOUNTANTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2006, BE, AND IT HEREBY IS, APPROVED, AND THAT THE COMPANY'S BOARD OF DIRECTORS BE, AND IT HEREBY IS, AUTHORIZED, SUBJECT TO THE APPROVAL OF THE BOARD OF DIRECTORS' AUDIT COMMITTEE, TO FIX THE REMUNERATION OF SUCH INDEPENDENT PUBLIC ACCOUNTANTS IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution. The audit committee of the Board approved the appointment of the Company's independent public accountants.

      THE BOARD RECOMMENDS A VOTE "FOR" THE FOREGOING PROPOSED RESOLUTION.

                                 OTHER BUSINESS

     The Company's management is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

     Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure actions by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the ordinary shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

     The Company's financial statements for the year ended December 31, 2005 are being mailed to the Company's shareholders together with this Proxy Statement. At the Meeting, the Chairman of the Board will be available to answer appropriate questions relating to such financial statements.

                         WHERE TO FIND MORE INFORMATION

     You may read any reports, statements or other information that the Company files with or furnishes to the SEC at the SEC's public reference room at the following location:

         Public Reference Room
         450 Fifth Street, N.W., Room 1024
         Washington, D.C. 20549

     Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings and submissions are also available to the public from commercial document retrieval services and at the Internet at http://www.sec.gov.

     The documents set forth below, as well as reports submitted by the Company with the SEC after the date of this Proxy Statement, contain important information about the Company and its financial condition:

          o Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the SEC on April 21, 2006, as amended on May 16, 2006; and

          o Reports of Foreign Private Issuer on Form 6-K furnished by the Company to the SEC after December 31, 2005.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JULY 13, 2006. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JULY 13, 2006, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By order of the Board of Directors,

Ilan Rosen
Chairman of the Board of Directors
Herzliya, Israel
July 13, 2006

                                     ANNEX A

                 AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

1.   Name of the Company: VocalTec Communications Ltd.

2. Purpose of the Company: The Company shall engage in any legal occupation and/or business.

3.   The liability of the members of the Company is limited.

4. The share capital of the Company is one million five hundred thousand New Israeli Shekels (NIS 1,500,000) divided into one hundred and fifty million (150,000,000) Ordinary Shares, par value NIS 0.13 per share.

                                    EXHIBIT B

                          VOCALTEC COMMUNICATIONS LTD.
                           60 MEDINAT HAYEHUDIM STREET
                                 HERZLIYA 46140
                                     ISRAEL

                                      PROXY

     The undersigned shareholder of VocalTec Communications Ltd. (the "Company") hereby appoints Mr. Joseph Albagli and Mr. Ilan Rosen, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the "Meeting") to be held in the offices of the Company, 60 Medinat Hayehudim Street, Herzliya, Israel on August 21, 2006 at 5:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the matters set forth on the reverse side of this Proxy, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

     This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

     The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

     Please date, sign exactly as your name appears on this Proxy and promptly return the Proxy in the enclosed envelope. In the case of joint ownership, each owner should sign. Otherwise, the signature of the senior owner who votes shall be accepted to the exclusion of the vote(s) of the other joint owner(s); for this purpose, seniority shall be determined by the order in which the names appear in the Company's shareholders' register. When signing as attorney, executor, administrator, trustee or guardian, or in any other similar capacity, please give full title.

     If a corporation, sign in full corporate name by president or other authorized officer, giving title, and affix corporate seal. If a partnership, sign in partnership name by authorized person. Please mark, sign, and date your proxy card and return it in the postage-paid envelope provided herewith or return it to VocalTec Communications Ltd., 60 Medinat Hayehudim Street, Herzliya 46140, Israel.

         TO VOTE, MARK THE BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

                       KEEP THIS PORTION FOR YOUR RECORDS

--------------------------------------------------------------------------------

                       DETACH AND RETURN THIS PORTION ONLY

               THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED

--------------------------------------------------------------------------------

                  VOCALTEC COMMUNICATIONS LTD. (THE "COMPANY")

    THE PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE FOR PROPOSALS 1 THROUGH 10 BELOW.

                                               FOR      AGAINST       ABSTAIN
1.     Approval of the appointment of
       Mr. Lior Bregman as a director          [_]        [_]           [_]
       of the Company.
                                               FOR      AGAINST       ABSTAIN
2.     Approval of the appointment of
       Mr. Yoseph Dauber as an external        [_]        [_]           [_]
       director of the Company.
                                               FOR      AGAINST       ABSTAIN
3.     Subject to appointment of the
       following persons as directors,
       approval of the grant to them of
       options to purchase ordinary
       shares of the Company:

       Lior Bregman                            [_]        [_]           [_]

       Yoseph Dauber                           [_]        [_]           [_]
                                               FOR      AGAINST       ABSTAIN
4.     Approval of the
       re-classification of the members
       of the Company's board of
       directors (the "Board") into
       three separate classes.
                                               FOR      AGAINST       ABSTAIN
5.     Approval of an amendment to the
       exercise price of options               [_]        [_]           [_]
       previously granted by the
       Company to its directors (other
       than to the Company's Chief
       Executive Officer, who is also a
       member of the Board).

                                               FOR      AGAINST       ABSTAIN
6.     Adoption of an amended and
       restated Memorandum of                  [_]        [_]           [_]
       Association.
                                               FOR      AGAINST       ABSTAIN
7.     Approval of an annual increase
       of the number of ordinary shares        [_]        [_]           [_]
       underlying the Company's 2003
       Amended Master Stock Option Plan
       by 180,000 ordinary shares per
       year.
                                               FOR      AGAINST       ABSTAIN
8.     Approval of the extension of the
       period during which the                 [_]        [_]           [_]
       Company's Chief Executive
       Officer, who is also a member of
       the Board, may exercise certain
       options granted to him to
       purchase ordinary shares of the
       Company, from three (3) months
       after termination of his
       employment to twelve (12) months
       after such termination of
       employment.
                                               FOR      AGAINST       ABSTAIN
9.     Approval of the terms of
       remuneration of non-executive           [_]        [_]           [_]
       directors of the Company.
                                               FOR      AGAINST       ABSTAIN
10.    Appointment of Kost Forer Gabbay
       & Kasierer as the Company's             [_]        [_]           [_]
       auditors for 2006 and
       authorization of the Board,
       subject to the approval by the
       Board's audit committee, to fix
       the remuneration of the
       accountants.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

  ----------------   ---------      --------------------------        ----------
      Signature         Date        Signature (Joint Owner(s))           Date
[PLEASE SIGN WITHIN
      THE BOX]